Exhibit 23.3





            Consent of Independent Registered Public Accounting Firm



The Board of Directors
Capital Southwest Corporation:


We consent to the incorporation by reference in the registration statement on Form S-8 of Capital Southwest Corporation of our report dated April 25, 2003, with respect to the consolidated statements of operations, changes in net assets, and cash flows for the year ended March 31, 2003, and the selected per share data and ratios for each of the years in the three-year period ended March 31, 2003, of Capital Southwest Corporation and subsidiaries, which report appears in the annual report to shareholders for the year ended March 31, 2005, and is incorporated by reference in the March 31, 2005 annual report on Form 10-K of Capital Southwest Corporation.

                                           KPMG LLP

Dallas, Texas
May 27, 2005